Rockyview Energy

06015622

July 24, 2006

Please reply to:
STEVE CLOUTIER
President & C.E.O.
Direct Dial: (403) 538-5025
Email: cloutiers@rockyviewenergy.com

Securities and Exchange Commission
Judiciary Plaza
450 5th Street N.W.
Washington, D.C. 20549

SUPPL

RE: Rockyview Energy Inc. (the "Company")
File # 82-34899
Exemption Pursuant to the Rule 12g3-2(b)

Dear Sir/Madam:

Find enclosed documentation relating to Rule 12g3-2(b). Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended we enclose the following documents:

Date	Document
June 19, 2006	News Release – RVE updates status of compression projects and 2006 drilling program

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,

SCloutier

Steve Cloutier
President

Enc.

PROCESSED
AUG 02 2006
THOMSON FINANCIAL

SEC MAIL RECEIVED PROCESSING
JUL 31 2006
SECTION 199
WASH. D.C.

dw 8/1

Exemption # 82-34899

Rockyview Energy

ROCKYVIEW ENERGY UPDATES STATUS OF COMPRESSION PROJECTS AND 2006 DRILLING PROGRAM

Calgary, Alberta, June 19, 2006 – Rockyview Energy Inc. (TSX: RVE) ("Rockyview" or the "Company") is pleased to provide the following operations update.

Facilities and Infrastructure Projects

During the last four months of 2005, Rockyview drilled 55 (39 net) wells in Central Alberta, and commenced the pipelining and tie-in of these wells during the first quarter of 2006. The Company also installed 1,000 horsepower of additional compression in Wood River at 16-8-43-23W4 during the first quarter. Of the 55 wells drilled, 22 (14.2 net) Horseshoe Canyon coalbed methane ("CBM") wells are now on production, together with 7 (4.5 net) Belly River wells.

There now remains 33 (23.4 net) wells remaining to be tied in. The on-stream timing of these wells is dependent principally upon the completion of two additional compression projects: a 1,100 horsepower unit at Bittern 4-10-46-22W4 (100% working interest) and a 1,500 horsepower unit at Wood River 10-30-42-23W4 (50% working interest). The scheduled delivery dates for both compressors was recently extended by the suppliers from July to September 2006.

By the end of 2006, Rockyview will have added 3,600 horsepower to its existing 2,000 horsepower of compression, bringing the Company-operated total throughput capacity in Central Alberta to over 20 mmcf per day.

Land Acquisitions

During the second quarter, Rockyview continued to add to its land holdings in each of its core areas. Since the beginning of the year, the Company has acquired 12,800 acres of crown and freehold land, adding to its opening balance (pro forma the acquisition of Espoir Exploration Corp. in early January, 2006) of 87,000 net undeveloped acres.

Minor Divestiture

On May 31, 2006, Rockyview sold minor interests in two sections of land in the Ante Creek area for net cash proceeds of approximately $2 million. At the time of sale, net production amounted to approximately 20 boe per day.

Drilling Program

Rockyview's original budget contemplated the drilling of up to 84 (58 net) wells during 2006. Year to date, the Company has drilled 19 (16.3 net) wells, constructed leases and pre-set surface casing on 7 (6.5 net) wells, with another 4 (3.1 net) wells to be drilled between July 1 and year-end. The balance, being 54 (32.1) net) wells will be deferred to 2007, as a result of lower natural gas prices. Almost all of these are Horseshoe Canyon CBM wells.

Total capital expenditures for the year are expected to amount to approximately $27 million, versus the original budget of $40 million, with the majority allocated to the above-noted compression projects at Bittern and Wood River.

Production

Rockyview estimates that daily production during the second quarter will average approximately 2,000 boe (93% gas). Current production is approximately 2,150 boe per day.

Given the anticipated delivery schedule and start-up dates for the above-noted compression projects and the deferral of some projects into 2007, the Company estimates that the 2006 average rate will be 2,050-2,150 boe per day, compared to 2,500-2,700 boe per day outlined in Rockyview's news release dated January 26, 2006.

"We continue to have a positive outlook for natural gas prices in the medium and long term", noted Steve Cloutier, Rockyview's President and Chief Executive Officer. "However, given the timing of certain portions of our capital expenditure program, we thought it prudent to incur some of these expenditures when prices are higher. We continue to experience very good results in the reservoir and the deferral of certain projects does not alter our view of the quality prospects we have in inventory."

About Rockyview Energy

Rockyview is an independent exploration and development company pursuing conventional oil and natural gas production and reserves as well as coalbed methane development in western Canada. Rockyview is based in Calgary, Alberta.

Reader Advisory

Statements in this news release contain forward-looking information including expectations of future production. Readers are cautioned that assumptions used in the preparation of such information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. These risks include, but are not limited to; the risks associated with the oil and gas industry, commodity prices and exchange rate changes. Industry related risks include, but are not limited to: operational risks in exploration, development and production; delays or changes in plans; risks associated with the uncertainty of reserve estimates; and the uncertainty of estimates and projections of production, costs and expenses. The risks outlined above should not be construed as exhaustive. The reader is cautioned not to place undue reliance on this forward-looking information. The Company undertakes no obligation to update or revise any forward-looking statements except as required by applicable securities laws.

Boes may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf to one bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. This conversion factor is an industry accepted norm and is not based on either energy content or current prices.

FOR FURTHER INFORMATION PLEASE CONTACT:

Rockyview Energy Inc.
Steve Cloutier, President & C.E.O.
Alan MacDonald, Vice President & C.F.O.
Tel: (403) 538-5000 Fax: (403) 538-5050
Website: www.rockyviewenergy.com